Issuer Free Writing Prospectus dated May 29, 2026
Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated May 29, 2026
Registration Statement No. 333-281149

Investor Presentation 20 26 MAY

This corporate presentation and the information contained herein (the “Presentation”) is confidential proprietary and for authorized use only . It is being provided for the use of prospective investors solely for such investors’ confidential use, with the express understanding that, without the prior permission in writing from Lannister Mining Corp . (“Lannister” or the “Company”), the investor will not copy this document or any portion of it or use any information contained herein for any purpose other than evaluating a potential investment in securities of Lannister . Under no circumstances are its contents to be reproduced or distributed to the public, media or potential investors without written authorization from the Company . Any failure to comply with this restriction may constitute a violation of applicable securities laws . Recipients are required to inform them - selves of, and comply with, all such restrictions or prohibitions and Lannister does not accept liability to any person in relation thereto . This Presentation provides general background information about the activities of Lannister . Information disclosed in this Presentation is current as of May 29 , 2026 except as otherwise provided herein and Lannister does not undertake or agree to update this Presentation after the date hereof . All information is derived solely from management of Lannister and otherwise publicly available third - party information that has not been independently verified by the Company . Further, it does not purport to be complete nor is it intended to be relied upon as advice (legal, financial, tax or otherwise) to current or potential investors . Each prospective investor should contact his, her or its own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice . No representation or warranty, express or implied, is made or given by or on behalf of Lannister or any of its affiliates, directors, officers or employees as to the accuracy, completeness or fairness of the information or opinions contained in this Presentation and no responsibility or liability is accepted by any person for such information or opinions . No person has been authorized to give any information or make any representations other than those contained in this Presentation and, if given and/or made, such information or representations must not be relied upon as having been so authorized . This Presentation contains “forward - looking information” within the meaning of applicable Canadian securities laws . This information and these statements, referred to herein as “forward - looking statements”, are made as of the date of this Presentation or as of the date of the effective date of information described in this presentation, as applicable . Forward - looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to Lannister : (i) financial results, future financial position and expected growth of cash flows ; (ii) business strategy, including budgets, projected costs, projected capital expenditures, taxes, plans, objectives, potential synergies and industry trends ; (iii) mineral exploration and development to advance the Company and its project(s) ; (iv) exploration and drilling results, commodity price fluctuations, permitting and regulatory approvals, environmental compliance obligations, the Montana cyanide - processing ban, access to capital, and reliance on key personnel . Generally, forward - looking information can be identified by the use of forward - looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “projects”, “targets”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “likely”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved” . Forward - looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward - looking information, including without limitation : (i) the availability and continuity of financing ; and (ii) a continued minimal regulatory/legal burden concerning the development, production, sale and use of the Company’s mineral project(s) . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward - looking information, there may be other factors that cause results not to be as anticipated, estimated or intended . There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information . Accordingly, readers should not place undue reliance on forward - looking information . Lannister and its directors, officers and employees disclaim any obligation to update any forward - looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law . Accordingly, current and potential investors should not place undue reliance on forward - looking statements due to the inherent un - certainty therein . All forward - looking information is expressly qualified in its entirety by this cautionary statement . This Presentation does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction in which such offer, solicitation or sale would be unlawful . The technical content of this presentation has been reviewed and approved by Dean Besserer, P . Geol . , who is a Qualified Person defined by SK 1300 and National Instrument 43 - 101 . 2 * Historical resource estimates from the 1980s and 1990s were completed prior to the implementation of NI 43 - 101 and the construction of the CIM Estimation of Mineral Resource & Mineral Reserve Best Practices Guidelines, updated November 29, 2019, along with the most recent CIM Definition Standards on Mineral Resources & Mineral Reserves dated May 10, 2014. These historical resource estimates use resource categories different from those defined by the CIM Definition Standards. In addition, even the most recent resource estimates that were completed on behalf of Basin Gulch Co LLC, were informal estimates that were not properly documented in any NI 43 - 101 Technical Report and were completed prior to the most recent CIM Guidelines of 2019, and CIM Definition Standards of 2014. A qualified person has not done sufficient work to classify any of the estimates as current mineral resources or reserves as per the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) and the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines. Therefore, the potential quantity and grade at the Basin Gulch Property is conceptual in nature since there has been in sufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. DISCLAIMER

RISK FACTORS 3 • All of our business activities are now in the exploration stage and there can be no assurance that our exploration efforts will result in the commercial development of gold and silver or other minerals. Volatile metal prices and external factors may affect our profitability and marketability of minerals. • We have no history of mineral production. There can be no assurance that we will successfully establish mining operations or profitably produce mineral products. • Mineral exploration and development are subject to extraordinary operating risks. We currently do not insure against these risks. In the event of a cave - in or similar occurrence, our liability may exceed our resources, which could have an adverse impact on us. • We cannot guarantee undisputed title to our mineral properties, potentially affecting their validity and size. • You will experience immediate and substantial dilution as a result of this offering. Future issuances of our Common Shares or securities convertible into, or exercisable or exchangeable for, our Common Shares, or the expiration of lock - up agreements, could cause the market price of our Common Shares to decline and would result in the dilution of your holdings. • We may not be able to satisfy listing requirements of the NYSE American or obtain or maintain a listing of our Common Shares. • As a foreign private issuer, we are permitted to rely on exemptions from certain NYSE American corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

This free writing prospectus relates to the proposed public offering of Common Shares of Lannister Mining Corp. ("we", "us", or "our") and should be read together with the registration statement on form F - 1, as amended (File No .: 333 - 281149 )(the "Registration Statement") we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates and may be accessed through the following web link: https://www.sec.gov/Archives/edgar/data/1851535/000121390026060110/ea029165 1 - f1a10_lannister.htm The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC's website at http://www.sec.gov . Alternatively, we or our underwriter will arrange to send you the preliminary prospectus and, when available, the final prospectus and/or any supplements thereto if you contact Joseph Gunnar & Co., LLC, Attn: 1000 RXR Plaza, Uniondale, NY 11556, or via email at prospectus@jgunnar.com , or contact Lannister Mining Corp. via email ir@lannistermining.com . 4 FREE WRITING PROSPECTUS STATEMENT

OFFERING SUMMARY 5 *Based on pricing at midpoint of range. Lannister Mining Corp. ISSUER: NYSE American: DRIL LISTING | SYMBOL: IPO OFFERING TYPE: Common Share SECURITIES OFFERED: $4.00 - $6.00 per Share OFFERING PRICE: 3,000,000 Common Shares, excluding 15% over - allotment option * OFFERING SIZE: 5,047,204 Shares (post - split) COMMON STOCK OUTSTANDING IMMEDIATELY BEFORE THE OFFERING: 8,047,204 or 8,497,204 assuming the underwriters exercise their over - allotment option in full. COMMON STOCK OUTSTANDING IMMEDIATELY AFTER OFFERING: Resource development activities including additional exploratory drilling, metallurgy, mapping, prospecting and structural interpretation, covering the current working capital deficit, working on Maiden NI 43 - 101 Resource Report which incorporates all technical data to date, administration and overhead and general corporate purposes EXPECTED USE OF PROCEEDS: 6 Months LOCKUP: June 2026 EXPECTED PRICING DATE: Joseph Gunnar & Co., LLC (USA) and Research Capital USA Inc. JOINT BOOK - RUNNING MANAGERS:

EXPECTED USE OF PROCEEDS 6 *All US$ amounts in the above table are approximate values Amount ($M) * Activity $8.04 For drilling (includes geologists, assays, drilling, mobilization/demobilization etc.) to cover approximately 40 drill holes (both infill and twinning), and to cover the current working capital deficit $1.03 For metallurgy, including preliminary metallurgical bench scale tests $0.26 For mapping, prospecting and structural interpretation $0.51 For working on Maiden NI 43 - 101 Resource Report which incorporates all technical data to date $2.58 For administration and overhead $0.48 For general working capital purpose $12.90 Total Net Proceeds (without over - allotment option)

UNIQUE OPPORTUNITY PATHWAY TO SHAREHOLDER VALUE CREATION • U.S. based gold development opportunity centered on a consolidated, predominantly patented land package with near - surface oxide mineralization and significant historical drilling • New to public markets, Lannister Mining has a strong foundation of well documented historical work, positioning its Basin Gulch project for an accelerated path to development • Resource growth – Drill to delineate multi - million - ounce gold - silver resource • Development – progress engineering studies and evaluate development scenarios toward production WHY LANNISTER? 7

INVESTMENT HIGHLIGHTS 8 1. Historical resource estimates from the 1980s and 1990s were completed prior to the implementation of NI 43 - 101 and the construction of the CIM Estimation of Mineral Resource & Mineral Reserve Best Practices Guidelines, updated November 29, 2019, along with the most recent CIM Definition Standards on Mineral Resources & Mineral Reserves dated May 10, 2014. These historical resource estimates use resource categories different from those defined by the CIM Definition Standards. In addition, even the most recent resource estimates that were completed on behalf of Basin Gulch Co LLC, were informal estimates that were not properly documented in any NI 43 - 101 Technical Report and were completed prior to the most recent CIM Guidelines of 2019, and CIM Definition Standards of 2014. A qualified person has not done sufficient work to classify any of the estimates as current mineral resources or reserves as per the CIM Definition Standards for Mineral Resources & Mineral Reserves • Consolidated land package includes 11 patented claims and 131 unpatented claims on 1,107 hectares • Over 48,000 meters (157,480 ft) of historical drilling based on 320 holes • Underexplored with multiple high priority targets identified near historic resources • NYSE American Listing – Premium Valuation • Convert unconstrained historical resource of up to 2.8M oz AuEq 1 to maiden NI 43 - 101/ SK1300 compliant resource: ◗ Expansion drilling of unexplored areas including areas open at depth and along strike ◗ Developing new targets areas for new discovery potential (potential for new deposits) EXPERIENCED MANAGEMENT SHALLOW HIGH - GRADE OXIDE GOLD MINERALIZATION INTERSECTED 100% OWNED ADVANCED PROJECT NEAR TERM MILESTONES • With a track record of multi - million - ounce discoveries, development and production (2014) and the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines. • Gold mineralization identified throughout property at or near surface in rock samples, outcrops and trenches

MANAGEMENT TEAM & BOARD OF DIRECTORS

LANNISTER MINING

JIM GREIG
CEO & Director, MBA

- 25 years of experience advancing and developing projects to production scenarios.
- Mr. Greig possesses significant technical, financial, and project management abilities to aggressively advance Lannister as a top-tier precious metals company.
- A founder and President at Benchmark Metals, advancing a multi-million ounce gold-silver project in north-central British Columbia, Canada.

KELVIN LEE
CFO

- Kelvin Lee has over 15 years of extensive financial management experience with publicly traded companies
- He is formerly CFO of Freeman Gold Corp.
- Senior roles from Corporate Controller, VP Finance and Administration to Chief Financial Officer, for a TSXV listed gold producer with $400 million in revenue over nine years.

WILL RANDALL
Director

- Professional geologist with over 20 years of experience in the mining sector
- Acquired, discovered and developed the Sal de los Angeles lithium brine project in Argentina.
- Sal de los Angeles was permitted and began initial construction before being sold in an all-cash deal for $265M.

VICTOR CANTORE
Director

- Over 20 years in capital markets leadership roles structuring companies, financings, mergers & acquisitions
- Serves on the boards of various companies both private and public.

MARIO VETRO
Director

- Specialized in structuring and raising growth capital for resource companies
- Co-founded TSX listed K92 Mining Inc., resulting in the renowned world glass gold discover and mining operation at Kainantu in Papua New Guinea.

JO ANNE PRICE
Director

- Accomplished independent Professional Geologist with over 20 years experience
- Gold, poly-metallic, and graphite projects across the USA, Australia, and Canada

A. MAX ZARETSKY
Director

- Lippes Mathias LLP - Partner
- Over 20 years of experience constructing funding and financing solutions for individuals and companies

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SHARE STRUCTURE LOCK UP / ESCROW SHARES ROUND Standard 3 - year lock - up/escrow 1,638,125 Founders Round 25% per quarter starting day 1 2,946,561 Seed Round (CDN$1.60) 4 months from trade date 462,500 Pre IPO Round (CDN$4.00) 5,047,204 TOTAL ISSUED & OUTSTANDING PRE - IPO ~3,000,000 IPO: US$15 million at $5 share 8,047,204 Total issued & outstanding 100% Asset ownership 2% Royalty/NSR NYSE Listing OWNERSHIP Management & Insider ~20% ~80% 10 Retail brokers, funds, other

Gold MONTANA, THE TREASURE STATE Au Ag Silver Cu Copper

MONTANA IS MINING FRIENDLY AND ACTIVE BARRICK GOLD Golden Sunlight Gold Mine • 7.2Moz Au • 2024 new permit granted for tailings recovery MONTANA RESOURCES Continental Copper Pit Mine • 1986 production started • Approximately/around 20 years of mine life remaining • One of the largest Cu - Mo mines in the U.S. HECLA Montana Projects • Rock Creek Cu - Ag (149 Moz Ag) 2015 • Montanore Cu - Ag (183 Moz Ag) Positive ROD 2016 12

LANNISTER MINING – BASIN GULCH PROJECT

LANNISTER MINING

Lannister Mining is a private Montana-based **gold and silver developer** focused on advancing the now **consolidated, near surface, primarily oxide Basin Gulch Project,** the majority of which is on patented land.

With over 320 drill historical holes and a high-grade core, it boasts a historical, Non SK1300 or NI43-101, unconstrained resource of 2.8M oz AuEq at 0.89g/t [1]. The historic resource is open at depth, along strike and untested regionally[1].


BASIN GULCH PROJECT
USA

SIGNIFICANT HISTORICAL WORK [1]

Highlight Drill Holes

- 1.8 g/t Au over 162 meters (from surface)
- 3.2 g/t Au at over 72 meters (from surface)
- 156 g/t Au over 3 meters



1 Historical resource estimates from the 1980s and 1990s were completed prior to the implementation of SK1300 OR NI43-101 and the construction of the CIM Estimation of Mineral Resource & Mineral Reserve Best Practices Guidelines, updated November 29, 2019, along with the most recent CIM Definition Standards on Mineral Resources & Mineral Reserves dated May 10, 2014. These historical resource estimates use resource categories different from those defined by the CIM Definition Standards. In addition, even the most recent resource estimates that were completed on behalf of Basin Gulch Co LLC, were informal estimates that were not properly documented in any NI 43-101 Technical Report and were completed prior to the most recent CIM Guidelines of 2019, and CIM Definition Standards of 2014. A qualified person has not done sufficient work to classify any of the estimates as current mineral resources or reserves as per the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) and the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines. Therefore, the potential quantity and grade at the Basin Gulch Property is conceptual in nature since there has been in sufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

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Cable Mountain Mine Inc. discovers the Basin Gulch Au - Ag deposit • 2 drill holes Chevron Resources options Basin Gulch • 11 drill holes and 13 trenches Cyprus becomes base metals focused and returns the project to Cable Mountain Mine CSAMT shows the mineralized diatreme extending to more than 1,500ft depth Lannister Mining acquires Basin Gulch Project from private vendor Chevron Minerals terminates all mining projects and sells to Cyprus Exploration • 5 drill holes and 6 trenches Cable Mountain • 205 drill holes and 40 trenches Geological review and compilation Completion of Technical Report 1987 1993 - 97 1992 2006 1988 1994 1993 2021 2022 - 25 2026 IPO on NYSE American Exchange Drilling and trenching to support a maiden Mineral Resource Estimate Cable Mountain becomes inactive Kinross offers US$50 million BASIN GULCH PROJECT HISTORY 1997 14

Lannister’s Project is located in the heart of the historic Philipsburg Mining District, a prolific area for the original Silver Boom in the late 1800s • Paved and well - maintained gravel roads for year - round access • Proximity to experienced workforce including: ◗ Philipsburg, MT on paved and well - maintained road ◗ Butte, Montana, 1 hour drive away • Access to power and water • No impeding water bodies or major biological concerns STRONG MINING PRESENCE, INFRASTRUCTURE AND LOGISTICS 15

Trench Highlights • 46 trenches totaling over 15,000 feet (4,570 m) • Results from the drilling and trench sampling programs indicated that the diatreme complex measured approximately 2,600 feet by 3,300 feet (800 by 1000 m) on the surface Highlight Drill Holes • 1.8 g/t Au over 162 m (from surface) • 3.2 g/t Au over 72 m (from surface) • 156 g/t Au over 3 m • 25 g/t Au over 14 m Patented Claims Two thirds of the project property is relatively unexplored. New drill targets established through geochemistry and geophysics Resources primarily over 11 Patented Claims (private) and 131 Unpatented Claims, totalling 1,060 Hectares HISTORICAL DRILLING AND TRENCHING 16

High grade oxide gold and silver near surface THE BASIN GULCH PROJECT Historical Drill Intersections Source: Historical drill data compiled by Apex Geoscience N S 17

The Property contains a Diatreme Complex and a number of Breccias which are intersected by a number Thrust Faults which are believed to control mineralization. REGIONAL GEOLOGY AND GEOPHYSICS Nearby Diatreme - Hosted Gold Deposits The region hosts multiple gold and copper deposits located in close proximity to Lannister’s – Basin Gulch Project Untested Geophysical Target Interpretation of a CSAMT geophysical survey modelled the diatreme complex to extend to below the geophysical study datum of 1,500 feet (450 m). Most of the historical drilling completed on the Property has been relatively shallow and has not intersected the base of the diatreme. N 18 S Source: Historical drill data compiled by Apex Geosciences

Concentrate • Expected process is the shipping of a high - grade gold concentrate • Gravity gold recovery followed by concentrate • Regional mills have capacity and access through rail or road transport PRODUCTION SCENARIOS Scenarios for gold - silver recovery using existing and sustainable alternatives* Alternative Processing • Alternative processing and extraction method will need to be investigated in future work programs Processing Facilities • Processing pathways remain to be defined • Lannister will examine opportunities to process material within the jurisdiction in future exploration programs *In 1998 cyanide processing of ore from new Montana open pit mines was narrowly banned statewide. 19

VALUE PROPOSITION Advanced Project on Fast Track to Production Scenarios • 100% owned on patented (private) land • Multi - million - ounce oxide gold - silver potential • Additional new discovery potential IPO on NYSE American • US$15 million IPO • Tight share structure with management ownership Location: Montana, USA • Tier 1, USA jurisdiction with international miners and operators • Year - round access near major centers Experienced Management • Proven management with major discoveries to production and takeovers by major mining companies Gold Cycle and Equities • Gold prices are forecasted peak at $6,000/oz in 2026* • Spot gold made a record high $5,598.30 at January 29, 2026 • Declining gold production and grades is creating new demand 20 *Source: https://www.theglobeandmail.com/investing/article - global - banks - are - rushing - to - raise - their - forecasts - for - gold - and - silver/

APPENDIX

EXPLORATION TARGET USING HISTORICAL DRILL DATA Plan Map Plan Map at 0.3 and 0.5 g/t Gold Equivalent • Expansion potential by drilling gaps and step - out drilling in ALL directions Exploration Target Using Historical Drilling • 3.3 million oz at 0.79 g/t AuEq, 0.3 g/t cutoff • 1.2 million oz at 1.38 g/t AuEq, 0.5 g/t cutoff Source: Historical drill data compiled by Apex Geosciences 22

EXPLORATION TARGET USING HISTORICAL DRILL DATA Orthogonal Map Orthogonal Map at 0.3 and 0.5 g/t Gold Equivalent • Expansion drilling potential to depth, width and on - strike • Majority of drilling is within 200 meters to surface • Extents and depths of oxide mineralization is unknown • Deeper drilling can significantly increase the overall resource potential Source: Historical drill data compiled by Apex Geosciences 23

REGIONAL GEOLOGY 24 Source: Historical drill data compiled by Apex Geosciences

Metals Group members are exploration and mining companies offering outstanding resource investment opportunities. We are leaders in project selection and development with global success stories built upon decades of experience. We leverage our collective expertise to overcome challenges and deliver exceptional value to our stakeholders. 1500 – 1055 West Georgia Street Vancouver, BC V6E 4N7 604 687 - 7130 IR@lannistermining.com www.lannistermining.com JIM GREIG, CEO jim@lannistermining.com TOM MARTIN, Corp Development tom@lannistermining.com KENNETH COTIAMCO, Capital Markets Advisor